UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PEGASUS COMMUNICATIONS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

705904 10 0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705904 10 0	Page 2 of 7 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Alta Subordinated Debt Partners III, L.P. 04-3152135

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                -0-

  6.    Shared Voting Power

                1,356,570 Please also refer to Attachment A

  7.    Sole Dispositive Power

                112,909 Please also refer to Attachment A

  8.    Shared Dispositive Power

                -0- Please also refer to Attachment A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,570 Please also refer to Attachment A

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (11) 28.4% Please also refer to Attachment A

12.	Type of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 705904 10 0	Page 3 of 7 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Alta Communications VI, L.P. 04-3318877

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,356,570 Please also refer to Attachment A 7. Sole Dispositive Power 187,803 Please also refer to Attachment A 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,570 Please also refer to Attachment A

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (11) 28.4% Please also refer to Attachment A

12.	Type of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 705904 10 0	Page 4 of 7 Pages

1.	Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons Alta Comm S by S, LLC 04-3314643

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,356,570 Please also refer to Attachment A 7. Sole Dispositive Power 4,277 Please also refer to Attachment A 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,570 Please also refer to Attachment A

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (11) 28.4% Please also refer to Attachment A

12.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer: Pegasus Communications Corporation

	(b)	Address of Issuer’s Principal Executive Offices: Suite 200 225 City Line Avenue Bala Cynwyd, PA 19004

Item 2.	(a)	Name of Person Filing:

(i) Alta Subordinated Debt Partners III, L.P., a Delaware limited partnership

(ii) Alta Communications VI, L.P., a Delaware limited partnership

(iii) Alta Comm S by S, LLC, a Massachusetts limited liability company

	(b)	Address of Principal Business Office: 200 Clarendon Street Floor 51 Boston, MA 02116

	(c)	Citizenship/Place of Organization: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 705904 10 0

Item 3.	This statement is filed pursuant to Rule 13d-1 (c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 1,356,570 Please also refer to Attachment A

	(b)	Percent of Class: 28.4% Please also refer to Attachment A

	(c)	Number of shares as to which such person has: Please also refer to Attachment A

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 1,356,570

(iii) sole power to dispose or to direct the disposition of: Alta Subordinated Debt Partners III, L.P. 112,909 Alta Communications VI, L.P. 187,803 Alta Comm S by S, LLC 4,277

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group Please refer to Attachment A

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

Alta Subordinated Debt Partners III, L.P.

By:	Alta Subordinated Debt Management III, L.P.

By:	/s/ Eileen McCarthy

Eileen McCarthy, General Partner

Alta Communications VI, L.P.

By:	Alta Communications VI Management Partners, L.P.

By:	/s/ Eileen McCarthy

Eileen McCarthy, General Partner

Alta Comm S by S, LLC

By:	/s/ Eileen McCarthy

Eileen McCarthy, Member

Attachment A / Pegasus Communications Corp. (“Pegasus”)

SUMMARY: On May 5, 2000, Pegasus acquired Golden Sky Holdings, Inc. As a result of this acquisition, the reporting entities, Alta Subordinated Debt Partners III, L.P. (“Alta Sub Debt III”), Alta Communications VI, L.P. (“Alta VI”) and Alta Comm S by S, LLC (“Alta S by S”), as shareholders of Golden Sky, were issued shares of Pegasus’ Class A Common Stock. Also in connection with the acquisition, these Golden Sky shareholders (the three entities listed above) and entities affiliated with Spectrum Equity Investors (“Spectrum”) and Fleet Venture Resources (“Fleet”) entered into an amended and restated Voting Agreement dated May 5, 2000. As parties to this agreement, they may be deemed to share voting power with respect to the shares owned by these shareholders. Alta Sub Debt III, Alta VI and Alta S by S disclaim all beneficial ownership of the shares held by Spectrum and Fleet. Please refer to this Amended Voting Agreement which was filed as an exhibit to the Schedule 13D and received by the SEC on 5/15/00.

At December 31, 2003, the beneficial ownership, giving effect to any stock distribution activities and related to the entities who are still party to the Voting Agreement, is as follows (share amounts reflect the 10-for-1 reverse split effected 12/31/02):

Voting Agreement Party	Common Shares
Alta Subordinated Debt Ptrs III, L.P	112,909
Alta Communications VI L.P.	187,803
Alta Comm S by S, LLC	4,277
Entities affiliated with Pegasus	1,051,581

Total common shares	1,356,570

Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds including Alta Sub Debt III. The General Partners of Alta Sub Debt III exercises sole voting and investment power with respect to the securities held by the fund.

Alta Communications, Inc. directly or indirectly provides investment advisory services to several venture capital funds including Alta VI and Alta S by S. The respective general partner of Alta VI and the members of Alta S by S exercise sole voting and investment powers with respect to the securities held by the funds.

The General Partners of Alta Subordinated Debt Management III, L.P. (which is the general partner of Alta Sub Debt III) may be deemed to share voting and investment powers for the securities held by the fund. Likewise, the General Partners of Alta Communications VI Management Partners, L.P. (which is the general partner of Alta VI) and the members of Alta S by S may be deemed to share voting and investment powers with respect to the securities held by these respective funds. These general partners and members disclaim beneficial ownership of all such securities held by the fund except to the extent of their proportionate pecuniary interests therein.

Mr. Robert Benbow, a director of the company, is a General Partner of Alta Subordinated Debt Management III, L.P. and also a General Partner of Alta Communications VI Management Partners, L.P. As a general partner of these two funds, he may be deemed to share voting and investment powers with respect to the shares held by each fund. Mr. Benbow disclaims beneficial ownership of the shares held by these funds except to the extent of his proportionate pecuniary interests therein. Mr. Benbow disclaims beneficial ownership to all the shares held by Alta S by S. Mr. Benbow also owns Director’s Stock Options totaling 23,049 shares (post-split) of Common Stock as of 12/31/03.